CUSIP NO. 92332W105	13D	Page 1 of 9

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Venus Concept, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

92332W105

(CUSIP Number)

Manfred Yu

HealthQuest Capital Management, L.P.

1301 Shoreway Road, Suite 350

Belmont, CA 94002

(650) 486-0801

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jason Ford, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

220 West 42nd Street, 17th Floor, New York, NY  10036

(646) 490-9054

May 14, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92332W105	13D	Page 2 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthQuest Partners II, L.P. (“HealthQuest II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,662,287.5 shares (including 666,666.5 shares issuable upon exercise of warrants), except that HealthQuest Venture Management II, L.L.C. (“HealthQuest Management”), the general partner of HealthQuest II, may be deemed to have sole voting power, and Dr. Garheng Kong (“Kong”), the managing member of HealthQuest Management, may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
4,662,287.5 shares (including 666,666.5 shares issuable upon exercise of warrants), except that HealthQuest Management, the general partner of HealthQuest II, may be deemed to have sole dispositive power and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,662,287.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	14.2%[1]
14	TYPE OF REPORTING PERSON	PN

1 Based on 32,210,142 shares of the Issuer’s Common Stock outstanding as of May 8, 2020, as reported on the Issuer’s Form 10-Q filed with the Securities Exchange Commission on May 14, 2020, plus 666,666.5 shares of Common Stock underlying the Issuer’s warrants held by the Reporting Persons as of May 22, 2020, which are treated as converted into Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP NO. 92332W105	13D	Page 3 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthQuest Venture Management II, L.L.C. (“HealthQuest Management”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,662,287.5 shares (including 666,666.5 shares issuable upon exercise of warrants), all of which are owned directly by HealthQuest II. HealthQuest Management, the general partner of HealthQuest II, may be deemed to have sole voting power, and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
4,662,287.5 shares (including 666,666.5 shares issuable upon exercise of warrants), all of which are owned directly by HealthQuest II. HealthQuest Management, the general partner of HealthQuest II, may be deemed to have sole dispositive power, and Kong, the managing member of HealthQuest Management, may be deemed to have sole dispositive power over these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,662,287.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	14.2%[1]
14	TYPE OF REPORTING PERSON	OO

1 Based on 32,210,142 shares of the Issuer’s Common Stock outstanding as of May 8, 2020, as reported on the Issuer’s Form 10-Q filed with the Securities Exchange Commission on May 14, 2020, plus 666,666.5 shares of Common Stock underlying the Issuer’s warrants held by the Reporting Persons as of May 22, 2020, which are treated as converted into Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP NO. 92332W105	13D	Page 4 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Garheng Kong (“Kong”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,673,812.5 shares (including 10,805 shares represented by options exercisable in full immediately and 720 shares represented by options exercisable within 60 days), 4,662,287.5 (including 666,666.5 shares issuable upon exercise of warrants) of which are owned directly by HealthQuest II. HealthQuest Management, the general partner of HealthQuest II, may be deemed to have sole dispositive power, and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to dispose of these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
4,673,812.5 shares (including 10,805 shares represented by options exercisable in full immediately and 720 shares represented by options exercisable within 60 days), 4,662,287.5 (including 666,666.5 shares issuable upon exercise of warrants) of which are owned directly by HealthQuest II. HealthQuest Management, the general partner of HealthQuest II, may be deemed to have sole dispositive power, and Kong, the managing member of HealthQuest Management, may be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,673,812.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	14.2%[1]
14	TYPE OF REPORTING PERSON	IN

1 Based on 32,210,142 shares of the Issuer’s Common Stock outstanding as of May 8, 2020, as reported on the Issuer’s Form 10-Q filed with the Securities Exchange Commission on May 14, 2020, plus 666,666.5 shares of Common Stock underlying the Issuer’s warrants held by the Reporting Persons as of May 22, 2020, which are treated as converted into Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP NO. 92332W105	13D	Page 5 of 9

Statement on Schedule 13D

This Amendment No. 2 (“Amendment No. 2”) amends and restates the Statement on Schedule 13D initially filed on November 18, 2019 and amended on April 7, 2020 (as amended, the “Original Schedule 13D”), and relates to the Reporting Persons’ beneficial ownership of shares of the common stock, par value $0.0001 per share (the “Common Stock”), of Venus Concept, Inc. (the “Issuer”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13D. This Amendment No. 2 is being filed to update the aggregate percentage of the class of securities of the Issuer owned by the Reporting Persons as warrants have become exercisable on May 7, 2020.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 22, 2017, HealthQuest II purchased an aggregate 2,272,548 shares of Series C Preferred Stock of Venus Concept Ltd. from the issuer at a purchase price of $5.0604 per share, or $11,500,001.90 in the aggregate.

On December 22, 2017, HealthQuest II purchased an aggregate 98,807 shares of Series C-1 Preferred Stock of Venus Concept Ltd. from the issuer at a purchase price of $5.0604 per share, or $500,002.94 in the aggregate.

On February 15, 2018, HealthQuest II purchased an aggregate 346,620 shares of Series D Preferred Stock of Venus Concept Ltd. from the issuer at a purchase price of $6.2377 per share, or $2,162,097.71 in the aggregate.

HealthQuest II received 1,567,474 shares of Common Stock of Venus Concept Inc. in connection with the merger of a wholly-owned subsidiary of Restoration Robotics, Inc. with and into Venus Concept Ltd. (the “Merger”), in exchange for its Series C Preferred Stock, Series C-1 preferred Stock and Series D Preferred Stock of Venus Concept Ltd.

HealthQuest II received 1,094,814 shares of Common Stock of Venus Concept Inc. in connection with the merger, upon the conversion of the outstanding principal and any accrued and unpaid interest of three 8% Convertible Promissory Notes issued by Venus Concept Ltd., dated as of June 25, 2019, August 14, 2019 and August 21, 2019, in the original principal amounts of $2,500,000.00, $985,714.24 and $4,014,285.76, respectively.

In connection with the Merger, HealthQuest II purchased 1,333,333 shares of Common Stock and 1,333,333 warrants to purchase an aggregate 666,666.5 shares of Common Stock at an exercise price of $6.00 per share from the Issuer at a purchase price of $3.75 per unit, or $4,999,998.75 in the aggregate. The warrants may be exercised during the period commencing on May 7, 2020 and ending on November 7, 2024. On May 7, 2020, the warrants became exercisable.

CUSIP NO. 92332W105	13D	Page 6 of 9

In connection with the Merger, HealthQuest Capital Management Company, LLC (“HQCM”) received an employee stock option by the Issuer to purchase 17,301 shares of Common Stock at an exercise price of $7.05 per share in exchange for an employee stock option to acquire 30,000 Venus Concept Ltd. ordinary shares for $4.00 per share. As of November 7, 2019, 8,285 of these options to acquire Common Stock of the Issuer have become fully vested and exercisable. Of the remaining balance, 360 options vest and become exercisable monthly from November 8, 2019 through November 8, 2021. Mr. Kong is the Managing Partner and controlling member of HQCM, and may be deemed to have sole voting and dispositive power with respect to the options held of record by HQCM.

On March 18, 2020, HealthQuest II purchased an aggregate 120,000 shares of Series A Preferred Stock of Venus Concept Inc. and 900,000 warrants to purchase an aggregate 900,000 shares of Common Stock at an exercise price of $3.50 per share from the Issuer at a purchase price of $25.00 per unit, or $3,000,000.00 in the aggregate. The Series A Preferred Stock is mandatorily convertible into Common Stock upon approval by the Issuer’s stockholders, which is expected at the Issuer’s annual meeting of stockholders on June 16, 2020. The warrants may be exercised during the period commencing on September 15, 2020 and ending on March 18, 2025.

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. The number of shares listed in Row 11 for each Reporting Person includes the 666,666.5 shares of Common Stock of the Issuer issuable upon the exercise of the warrants held by the Reporting Persons. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 32,210,142 shares of Common Stock reported to be outstanding as of May 8, 2020, as reported on the Issuer’s Form 10-Q filed with the Securities Exchange Commission on May 14, 2020, plus 666,666.5 shares of Common Stock underlying the Issuer’s warrants held by the Reporting Persons as of May 22, 2020, which are treated as converted into Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP NO. 92332W105	13D	Page 7 of 9

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2020

HEALTHQUEST PARTNERS II, L.P., a Delaware Limited Partnership

By:	HEALTHQUEST VENTURE MANAGEMENT II, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Garheng Kong
Garheng Kong, Managing Member

HEALTHQUEST VENTURE MANAGEMENT II, L.L.C., a Delaware Limited Liability Company

By:	/s/ Garheng Kong
Garheng Kong, Managing Member

DR. GARHENG KONG

By:	/s/ Garheng Kong
Garheng Kong

CUSIP NO. 92332W105	13D	Page 8 of 9

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing

CUSIP NO. 92332W105	13D	Page 9 of 9

Exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Venus Concept, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.